UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         DIGITAL LIFESTYLES GROUP, INC.
                 (FORMERLY KNOWN AS NORTHGATE INNOVATIONS, INC.)
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.03 PER SHARE
                         (Title of Class of Securities)

                                    666428107
                                 (CUSIP Number)

                             J. William Wilson, Esq.
                          1001 S. Capital of Texas Hwy
                              Building I, Suite 200
                               Austin, Texas 78746
                                 (512) 617-8282
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 9, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D
CUSIP NO. 666428107                                            PAGE 2 OF 7 PAGES


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

          KENT A. SAVAGE

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [x]

3    SEC Use Only

4    Source of Funds (See Instructions)

               AF; PF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
               [ ]

6    Citizenship or Place of Organization

          United States

       Number of         7        Sole Voting Power
        Shares                         3,014,268
     Beneficially        8       Shared Voting Power
       Owned By
         Each                             0
       Reporting         9       Sole Dispositive Power
        Person                         3,014,268
         With            10      Shared Dispositive Power
                                          0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

               3,014,268

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          [ ]

13   Percent of Class Represented By Amount in Row (11)

          7.6%

14   Type of Reporting Person (See Instructions)

          IN

                                                              PAGE 2 OF 7 PAGES


     This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.03 per share (the "Shares"), of Digital Lifestyles Group, Inc. (formerly Northgate Innovations, Inc.), a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on August 11, 2004 (the "Initial Statement") by the Reporting Person (as defined herein). This Amendment No. 1 is being filed by the Reporting Person to supplementally amend the disclosure in Items 2, 3, 5, 6 and 7 hereof. These items are being amended as a result of an increase of at least one percent in the Reporting Person's beneficial ownership of the Shares that are issued and outstanding. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 1 is being filed by Kent A. Savage (the "Reporting Person"). The Reporting Person is the general partner of Savage Interests, LP, a Texas limited partnership ("Savage Interests") and is therefore deemed to be the beneficial owner of securities held for the account of Savage Interests. Since August 11, 2004 (the date of the Reporting Person's most recent filing on Schedule 13D), Savage Interests acquired certain of the Issuer's securities in a private placement transaction as set forth in Item 6 hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person expended $14,610.00 of his personal funds to purchase certain of the securities reported herein as having been acquired since August 11, 2004 (the date of the most recent filing on Schedule 13D), as set forth in Annex A hereto.

     Savage Interests expended $349,999.76 of its working capital to purchase certain of the securities reported herein as having been acquired since August 11, 2004 (the date of the most recent filing on Schedule 13D), as set forth in
Item 6 hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5. According to information provided by the Issuer, the number of Shares outstanding is 37,647,233 as of September 15, 2004.

     (a) The Reporting Person may be deemed the beneficial owner of 3,014,268 Shares (approximately 7.6% of the total number of Shares outstanding assuming the exercise of all of the securities held for his personal account or the account of Savage Interests). This number consists of: (i) 1,378,994 Shares issuable upon the exercise of options that are currently exercisable (or that will become exercisable within 60 days) and that were issued for the account of the Reporting Person pursuant to the Stock Option Agreement; (ii) 91,933 Shares issuable upon the exercise of options that are currently exercisable (or that will become exercisable within 60 days) and that were issued for the account of the Reporting Person pursuant to the Issuer's 2004 Stock Incentive Plan; (iii) 1,011,560 Shares issued for the account of Savage Interests pursuant to the Purchase Agreement (as defined in Item 6 hereof); and (iv) 505,780 Shares issuable upon the exercise of a warrant issued for the account of Savage Interests pursuant to the Purchase Agreement.

                                                              PAGE 4 OF 7 PAGES


     (b) The Reporting Person may be deemed to have the sole power to direct the voting and disposition of the 3,014,268 Shares held for his personal account and the account of Savage Interests.

     (c) Except as set forth in Annex A hereto, there have been no transactions with respect to the Shares since August 11, 2004 (the date of the most recent filing on Schedule 13D) by the Reporting Person.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer has completed a private placement of its equity securities pursuant to a Securities Purchase Agreement, dated September 9, 2004 (the "Purchase Agreement"), by and among the Issuer and the purchasers named on the signature pages thereto (the "Investors"), a copy of which is incorporated by reference to Exhibit C herein. Under the terms of the Purchase Agreement, the Issuer sold to the Investors an aggregate of 14,450,858 Shares and warrants to purchase an aggregate of 7,225,426 Shares. The Issuer sold to Savage Interests, one of the Investors, 1,011,560 Shares and warrants to purchase 505,780 Shares in exchange for an aggregate purchase price of $349,999.76.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The Exhibit Index is incorporated herein by reference.

                                                               PAGE 5 OF 7 PAGES


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


Date:    September 30, 2004                         KENT A. SAVAGE




                                                    /s/ Kent A. Savage
                                                    ----------------------------
                                                    /S/ KENT A. SAVAGE

                                                               PAGE 6 OF 7 PAGES

                                  EXHIBIT INDEX


C. Securities Purchase Agreement, dated September 9, 2004, by and among the Issuer and the purchasers named on the signature pages thereto, incorporated herein by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2004.

                                                              PAGE 7 OF 7 PAGES


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                         DIGITAL LIFESTYLES GROUP, INC.


                       DATE OF               NATURE OF                   NUMBER OF
FOR THE ACCOUNT OF    TRANSACTION           TRANSACTION                 SECURITIES     PRICE

Kent A. Savage.       August 19, 2004       Open Market Purchase        5,000          $0.57

Kent A. Savage.       August 19, 2004       Open Market Purchase        21,000         $0.56

Savage Interests, LP  September 9, 2004     Private Purchase            *              *

------------------

* Savage Interests, LP expended an aggregate of $349,999.76 to purchase 1,011,560 shares of common stock and warrants to purchase 505,780 shares of common stock.
